UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

Date of Report (Date of earliest event reported) August 12, 2022

Galexxy Holdings, Inc.
(Exact name of registrant as specified in its charter)

Nevada	94-3362051
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

4630 Campus Drive, Suite 104 Newport Beach, CA	92660
(Address of principal executive offices)	(Zip Code)

Registrant s telephone number, including area code: (949) 418-7450

Title of each class of securities issued pursuant to Regulation A: Common Stock

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

ITEM 1. Fundamental Changes

Share Exchange Agreement

On August 12, 2022, Galexxy Holdings, Inc., a Nevada corporation (“Galexxy” or “Company) entered into a Share Exchange Agreement (the “Share Exchange Agreement”) with ABC Wholesale Products, LLC, a Georgia corporation (“ABC Wholesale”). As per the Share Exchange Agreement, Galexxy acquired 69% of ABC Wholesale Products LLC for $100,000 and 6,000,000 shares (“Shares”) of Galexxy to be issued from a qualified Reg-A offering. As per the Share Exchange Agreement, ABC Wholesale will now be a 69% subsidiary of Galexxy. The Shares will be restricted from sale or transfer for 6 months following the transfer by GXXY. After that restriction period, the Shares can be liquidated at no more than 1.5 million shares per month. The value of the Shares shall be set a $0.15 per share. If, at the end of the 6-month restriction, the market value of the Shares is less than $0.15 per share, ABC Wholesale, will be provided additional GXXY shares sufficient to make up the difference in value. If at any time during the 6-month restriction, the market value of the shares exceeds $0.375 per share, GXXY, at its sole discretion, may buy back up to 70% of the shares (4,200,000 shares) at $0.375 per share. The $100,000 payment will be paid as follows: $50,000 will be paid by GXXY to the ABC Wholesale members at closing. An additional $50,000 will be paid to the ABC Wholesale members over the subsequent 4 months at the rate of $15,000 per month for 3 months and $5,000 for the 4th month. After the closing GXXY will be appointed as the managing member of ABC Wholesale and Mark Askey will be ABC Wholesale’s Chief Operating Officer.

The foregoing provides only a brief description of the material terms of the Share Exchange Agreement and does not purport to be a complete description of the rights and obligations of the parties thereunder, and such descriptions are qualified in their entirety by reference to the full text of the Share Exchange Agreement filed as an exhibit to this Current Report on Form 1-U and is incorporated herein by reference.

ITEM 6. Changes in Control of Issuer

As of August 15, 2022, Ross Lyndon-James has tendered his resignation from the Board of the Directors of the Issuer and as Chief Executive Officer of the Issuer. The Chairman of the Board, Brian Harcourt, has accepted his resignation. No pledge of securities or compensation was involved in Mr. Lyndon-James’s resignation.

On August 15, 2022, Iain Saul was appointed as the Issuer’s Chief Executive Officer and Chairman of the Board of Directors. Mr. Saul, is a well-known Inventor and entrepreneur, undertaking the development of each invention and establishing manufacturing marketing and sales in separate stand-alone companies. Since at least 2016, Iain has concentrated on developing his farm on Tamborine Mountain in Queensland Australia to become Federally Certified Organic, operating a helicopter business (Iain is an active pilot), and is the CEO of a multi-million dollar investment company. His responsibilities at these positions include chairmanship of the board, strategic planning and business development, funding, corporate leadership and profitability.

ITEM 7. Departure of Certain Officers

The information provided in Item 6 of this Current Report on Form 1-U is incorporated by reference into this Item 7.

Exhibits: The following exhibits are filed with this report:

Exhibit No.	Description
6.1	Share Exchange Agreement by and between the Company and ABC Wholesale Products, LLC, Dated August 12, 2022

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SIGNATURES

Pursuant to the requirements Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Galexxy Holdings, Inc.

/s/ Iain Saul
Iain Saul
CEO

Date: August 22, 2022

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